FOR IMMEDIATE RELEASE

                                                                December 4, 2006
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Yuri Morita
(Managing Executive Officer and
Senior Vice President, Corporate Affairs Group)
Phone: +81-(0)3-3214-7500


  Advantest Decided the Total Subscription Price to be Paid with Respect to its
              Stock Option (Stock Acquisition Rights) to Employees

Tokyo -December 4, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors on November 29, 2006 to issue stock options in the form of stock acquisition rights pursuant to a shareholders resolution at the 64th annual general meeting of shareholders. The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights, including the total subscription price to be paid upon exercise of each stock acquisition right, that were not determined at the meeting of its Board of Directors on November 29, 2006 have been determined as set forth below.

1.  Date of allocation                                        December 1, 2006

2.  Number of stock acquisition rights allocated              40

3.  Class and total number of shares underlying               8,000 shares of common stock of Advantest Corporation (each stock
    the stock acquisition rights                              acquisition right shall be exercisable for 200 shares)

4.  Total subscription price to be paid upon exercise of      1,243,600 Yen per unit (6,218 Yen per share)
    each stock acquisition right

5.  The total value of all shares (newly issued shares or     49,744,000 Yen
    treasury shares) issued or delivered upon the exercise
    of stock acquisition rights

6.  Matters concerning the amount of capital and the          (a) The amount of capital increased by the issue of the shares
    additional paid-in capital increased by the               upon exercise of the stock acquisition rights is 3,641 Yen per share.
    issuance of shares upon exercise of the                   (b) The amount of additional paid-in capital increased by the issue
    stock acquisition rights                                  of the shares upon exercise of the stock acquisition rights is 3,641
                                                              Yen per share.

7.  The number of employees receiving stock acquisition       Employees of the Company's overseas subsidiaries, totaling 3 rights



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

For Reference

(1)   The date of the meeting of the Board of Directors       May 26, 2006
      setting the date for the annual general meeting of
      shareholders
(2)   Date of the resolution made pursuant to the annual      June 27, 2006
      general meeting of shareholders



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